July 25, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	HUTCHMED (China) Ltd.
Form 20-F for the Year Ended December 31, 2021 Filed March 3, 2022
Correspondence from the SEC on July 21, 2022
File No. 001-37710

Attn:	Division of Corporation Finance
Office of Life Sciences

Dear Tracy Houser, Terence O’Brien, Chris Edwards and Joe McCann:

This letter sets forth the response of HUTCHMED (China) Ltd. (the “Company”) to the comment (the “Comment”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission in a letter dated June 21, 2022. We have included herein the Comment in bold, and the Company’s response is set forth immediately below the Comment.

Form 20-F for Fiscal Year Ended December 31, 2021

Introduction, page 3

1. We note your response to prior comment 2 and we re-issue. Please revise the definitions of China and PRC to include Hong Kong and Macau; however, you may clarify that “China or PRC” does not include Hong Kong or Macau when you reference specific laws and regulations adopted by the PRC. Additionally, please ensure that you address throughout your filing material legal and regulatory risks associated with your operations in Hong Kong and Macau as applicable. As an example only, please expand your risk factor disclosure on page 59 of your Form 20-F filed March 3, 2022 when you discuss the difficulty shareholders may have enforcing judgments obtained against you to address the specific risks related to the enforcement of judgments in Hong Kong or Macau, as applicable, in addition to the PRC.

Response

In response to the Staff’s Comment, the Company respectfully advises the Staff that it intends to revise the definition of “China” and “PRC” to include the special administrative regions of Hong Kong and Macau in its annual report on Form 20-F for the year ended December 31, 2022 (the “2022 Annual Report”). The Company also intends to (a) clarify the areas where disclosure is specific only to mainland China and (b) expand disclosure where relevant and appropriate to cover risks specific to Hong Kong and Macau, in addition to the PRC, in the 2022 Annual Report.

* * *

Should any member of the Staff have any questions or additional comments regarding the Company’s response to the Staff’s Comment set forth above, please do not hesitate to contact me by phone at (852) 2121-3809 or by facsimile at (852) 2128-8281, or you may contact our outside legal counsel, Paul W. Boltz, Gibson, Dunn & Crutcher, at (852) 2214-3723.

Very truly yours,

/s/ Johnny Cheng
Johnny Cheng Chief Financial Officer (Principal Financial Officer)

cc:	Weiguo Su, Chief Executive Officer Charles Nixon, General Counsel Vincent Cheuk, PricewaterhouseCoopers Zhong Tian LLP Paul W. Boltz, Gibson, Dunn & Crutcher

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